Exhibit 99.1

CRONOS GROUP INC.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2018 and September 30, 2017

(in thousands of Canadian dollars)

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2018 and September 30, 2017

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	As at September 30, 2018	As at December 31, 2017
Assets
Current assets
Cash		$41,482	$9,208
Accounts receivable	23(i)	3,278	1,140
Sales taxes receivable		9,953	3,114
Prepaids and other receivables	23(i)	10,246	790
Biological assets	6	5,632	3,722
Inventory	6	15,073	8,416
Loan receivable	7,23(i)	314	314
Total current assets		85,978	26,704
Advances to related corporations	8,23(i)	2,674	-
Investments in equity accounted investees	9	4,072	3,807
Other investments	10,23(iii)	994	1,347
Property, plant and equipment	11	127,595	56,172
Intangible assets	12	11,345	11,207
Goodwill	13	1,792	1,792
Total assets		$234,450	$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities	23(ii)	$3,066	$7,878
Government remittances payable		739	-
Construction loan payable	15	5,724	-
Total current liabilities		9,529	7,878
Construction loan payable	15	-	5,367
Deferred income tax liability	22	2,656	1,416
Total liabilities		12,185	14,661
Shareholders' equity
Share capital	16(a)	225,549	83,559
Shares to be issued	16(b)	17	-
Warrants	17(a)	1,548	3,364
Stock options	17(b)	4,982	2,289
Accumulated deficit		(11,261)	(3,724)
Accumulated other comprehensive income		1,119	880
Total equity attributable to shareholders of Cronos		221,954	86,368
Non-controlling interests	14	311	-
Total shareholders' equity		222,265	86,368
Total liabilities and shareholders' equity		$234,450	$101,029
Commitments and contingencies	21
Subsequent events	26

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Approved on behalf of the Board of Directors:

"Michael Gorenstein"	"James Rudyk"
Director	Director

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
For the three and nine months ended September 30, 2018 and September 30, 2017
(in thousands of CDN $, except share and per share amounts)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2018	2017	2018	2017
Revenue	18	$3,760	$1,314	$10,099	$2,471
Cost of sales before fair value adjustments	5,6	1,688	464	4,509	877
Gross profit before fair value adjustments		2,072	850	5,590	1,594
Fair value adjustments
Unrealized change in fair value of biological assets	5,6	(1,533)	(2,478)	(11,108)	(5,179)
Realized fair value adjustments on inventory sold in the period	5,6	1,511	1,324	6,330	2,612
Total fair value adjustments		(22)	(1,154)	(4,778)	(2,567)
Gross profit		2,094	2,004	10,368	4,161

Operating expenses
Sales and marketing		598	176	1,548	306
General and administrative		4,820	1,066	11,500	4,274
Share-based payments	17(b),20	1,223	539	2,947	1,170
Depreciation and amortization	11,12	330	255	938	684
Total operating expenses		6,971	2,036	16,933	6,434

Operating loss		(4,877)	(32)	(6,565)	(2,273)

Other income (expense)
Interest expense		(62)	(22)	(121)	(159)
Share of income (loss) from investment in associate	9	20	(53)	64	363
Gain on other investments	10	-	1,128	221	2,399
Total other income (expense)		(42)	1,053	164	2,603

Income (loss) before income taxes		(4,919)	1,021	(6,401)	330

Income tax expense (recovery)	22	2,352	(76)	1,197	(98)
Net income (loss)		$(7,271)	$1,097	$(7,598)	$428
Net income (loss) attributable to:
Cronos Group		(7,210)	1,097	(7,537)	428
Non-controlling interests	14	(61)	-	(61)	-
		$(7,271)	$1,097	$(7,598)	$428
Other comprehensive income (loss)
Gain (loss) on revaluation and disposal of other investments, net of tax	10,22	233	(2)	237	692
Foreign exchange gain on translation of foreign operations	2(c)	3	-	3	-
Total other comprehensive income (loss)		236	(2)	240	692
Comprehensive income (loss)		$(7,035)	$1,095	$(7,358)	$1,120
Comprehensive income (loss) attributable to:
Cronos Group		(6,975)	1,095	(7,298)	1,120
Non-controlling interests	14	(60)	-	(60)	-
		$(7,035)	$1,095	$(7,358)	$1,120
Net income (loss) per share
Basic and diluted	19	$(0.04)	$0.01	$(0.04)	$0.00
Weighted average number of outstanding shares
Basic	19	177,483,122	134,913,931	170,097,232	130,782,161
Diluted	19	177,483,122	143,592,860	170,097,232	139,461,090

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
For the three and nine months ended September 30, 2018 and September 30, 2017
(in thousands of CDN $, except number of share amounts)

	Notes	Number of shares	Share capital	Shares to be issued	Share-based reserve		Accumulated deficit	Accumulated other comprehensive income	Non-controlling interests	Total
					Warrants	Stock options
Balance at January 1, 2017		121,725,748	$33,590	$-	$3,983	$735	$(6,215)	$1,584	$-	$33,677
Shares issued	16(a)	14,376,112	32,346	-	-	-	-	-	-	32,346
Share issuance costs		-	(1,350)	-	-	-	-	-	-	(1,350)
Vesting of options	17(b)	-	-	-	-	1,170	-	-	-	1,170
Options exercised	17(b)	478,746	752	-	-	(267)	-	-	-	485
Warrants exercised	17(a)	6,072,096	2,152	-	(619)	-	-	-	-	1,533
Shares to be issued	16(c)	-	-	76	-	-	-	-	-	76
Unrealized gains reclassified to net income	10	-	-	-	-	-	-	(1,537)	-	(1,537)
Net income		-	-	-	-	-	428	-	-	428
Other comprehensive income	10	-	-	-	-	-	-	692	-	692
Balance at September 30, 2017		142,652,702	$67,490	$76	$3,364	$1,638	$(5,787)	$739	$-	$67,520

Balance at January 1, 2018		149,360,603	$83,559	$-	$3,364	$2,289	$(3,724)	$880	$-	$86,368
Shares issued	16(a)	15,677,143	146,032	-	-	-	-	-	-	146,032
Share issuance costs		-	(9,479)	-	-	-	-	-	-	(9,479)
Vesting of options	17(b)	-	-	-	-	2,947	-	-	-	2,947
Options exercised	17(b)	366,638	721	-	-	(154)	-	-	-	567
Warrants exercised	17(a)	13,114,336	4,616	-	(1,816)	-	-	-	-	2,800
Shares to be issued	16(b)	-	-	17	-	-	-	-	-	17
Share appreciation rights	17(b)	181,726	100	-	-	(100)	-	-	-	-
Non-controlling interests arising from Cronos Israel	14	-	-	-	-	-	-	-	371	371
Net loss		-	-	-	-	-	(7,537)	-	(61)	(7,598)
Other comprehensive income	10,22,2(c)	-	-	-	-	-	-	239	1	240
Balance at September 30, 2018		178,700,446	$225,549	$17	$1,548	$4,982	$(11,261)	$1,119	$311	$222,265

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2018 and September 30, 2017
(in thousands of CDN $)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2018	2017	2018	2017
Operating activities
Net income (loss)		$(6,392)	$1,097	$(6,719)	$428
Items not affecting cash:
Unrealized change in fair value of biological assets	5,6	(1,533)	(2,478)	(11,108)	(5,179)
Realized fair value adjustments on inventory sold in the period	5,6	1,511	1,324	6,330	2,612
Share-based payments	17(b),20	1,223	539	2,947	1,170
Depreciation and amortization	11,12	645	255	1,760	684
Share of income (loss) from investment in associate	9	(20)	53	(64)	(363)
Gain on other investments	10	-	(1,128)	(221)	(2,399)
Deferred income tax expense (recovery)	22	1,473	(76)	318	(98)
Foreign exchange loss (gain)		2	-	(10)	-
		(3,091)	(414)	(6,767)	(3,145)
Net changes in non-cash working capital:
Accounts receivable	23(i)	(434)	(102)	(2,138)	(293)
Sales taxes receivable		(3,001)	-	(6,839)	-
Prepaids and other receivables	23(i)	(6,134)	452	(9,456)	(1,700)
Biological assets	5,6	2,800	2,452	9,198	4,162
Inventory	5,6	(4,250)	(3,408)	(12,987)	(5,502)
Accrued interest on loan receivable		-	-	-	(5)
Accounts payable and other liabilities		733	3,261	(5,017)	3,470
Government remittances payable		739	-	739	-
Cash flows provided by (used in) operating activities		(12,638)	2,241	(33,267)	(3,013)
Investing activities
Repayment of purchase price liability		-	(1,291)	-	(2,590)
Investments in equity accounted investees	9	(201)	-	(201)	(1,076)
Investment in ABcann Global Corporation	10	-	-	-	(1,016)
Proceeds from sale of other investments	10	-	3,383	967	5,154
Payment to exercise ABcann Global Corporation warrants	10	-	(2,268)	(113)	(2,268)
Advances to related corporations	8	(2,674)	-	(2,674)	-
Cash assumed on acquisition of Cronos Israel	14	1,304	-	-	-
Purchase of property, plant and equipment	11	(34,229)	(11,571)	(71,896)	(17,101)
Purchase of intangible assets	12	(125)	-	(294)	-
Cash flows used in investing activities		(35,925)	(11,747)	(74,211)	(18,897)
Financing activities
Proceeds from exercise of warrants	17(a)	444	720	1,856	1,533
Proceeds received for shares to be issued	16(b)	-	-	961	76
Proceeds from exercise of options	17(b)	27	43	567	485
Proceeds from share issuance	16(a)	-	15,010	146,032	32,346
Share issuance costs		(35)	(29)	(9,479)	(1,350)
Increase in indebtedness		-	869	-	869
Proceeds from construction loan payable	15	-	5,022	-	5,022
Payment of accrued interest on construction loan	15	-	-	(185)	-
Repayment of mortgage payable		-	-	-	(4,000)
Cash flows provided by financing activities		436	21,635	139,752	34,981
Net change in cash		(48,127)	12,129	32,274	13,071
Cash - beginning of period		89,609	4,406	9,208	3,464
Cash - end of period		$41,482	$16,535	$41,482	$16,535
Supplemental cash flow information
Interest paid		$189	$22	$684	$222

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

1.	Nature of business

Cronos Group Inc. ("Cronos Group" or the "Company"), was incorporated under the Business Corporations Act (Ontario). Cronos Group is a publicly traded corporation, with its head office located at 720 King Street West, Suite 320, Toronto, Ontario, M5V 2T3. The Company's common shares are currently listed on the Toronto Stock Exchange ("TSX") and Nasdaq Global Market under the trading symbol "CRON".

Cronos Group is a geographically diversified and vertically integrated global cannabis company, with a presence across five continents, whose principal activities are the production and sale of cannabis in federally legal jurisdictions, including Canada and Germany. The Company operates two wholly-owned holders of licenses under the Cannabis Act (Canada) and its relevant regulations (collectively, the "Cannabis Act"), known as "License Holders". The Company's License Holders are Peace Naturals Project Inc. ("Peace Naturals"), which has production facilities near Stayner, Ontario, and Original BC Ltd. ("OGBC"), which has a production facility in Armstrong, British Columbia. Currently, Cronos Group sells dried cannabis and cannabis oils through wholesale and direct-to-consumer channels under our medical cannabis brand, PEACE NATURALSTM, and recreational cannabis brands, COVETM and SPINACHTM.

Cronos Group has also entered into six strategic joint ventures, including those in Colombia, Australia, and Israel, and holds minority interests in cannabis-related companies and License Holders. Two of these strategic joint ventures are considered subsidiaries for financial reporting purposes, refer to Note 2(a).

2.	Basis of presentation

The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and September 30, 2017, have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting. The accounting policies adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2017. The Company applied, as of January 1, 2018, International Financial Reporting Standard ("IFRS") 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments. As required by IAS 34, the nature and effect of these changes are disclosed in Note 3. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The unaudited condensed interim consolidated financial statements do not conform in all respects to the requirements of IFRS as issued by the International Accounting Standards Board ("IASB") for annual financial statements. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the December 31, 2017 audited consolidated financial statements and notes.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the "Board") of Cronos Group on November 12, 2018.

(a)	Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Cronos Group and its subsidiaries, summarized in the following chart. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition related costs are expensed as incurred.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The Company's subsidiaries consolidated in these unaudited condensed interim consolidated financial statements are as follows:

Subsidiaries	Jurisdiction of incorporation	Incorporation (Formation) date	Ownership interest
Hortican Inc.	Canada	January 17, 2013	100%
Peace Naturals Project Inc.	Canada	November 21, 2012	100%
Original BC Ltd.	Canada	March 15, 2013	100%
Cronos Canada Holdings Inc.	Canada	March 13, 2018	100%
Cronos Indigenous Holdings Inc.	Canada	March 16, 2017	100%
Indigenous Roots Inc.	Canada	December 14, 2016	100%
Indigenous Roots Limited Partnership	Canada	April 19, 2017	50%
Cronos Global Holdings Inc.	Canada	April 25, 2017	100%
Cronos Group Celtic Holdings Ltd.	Ireland	February 6, 2018	100%
Cronos Israel G.S. Cultivations Ltd. (i)	Israel	February 4, 2018	70%
Cronos Israel G.S. Manufacturing Ltd. (i)	Israel	September 4, 2018	90%
Cronos Israel G.S. Store Ltd. (i)	Israel	June 28, 2018	90%
Cronos Israel G.S. Pharmacy Ltd. (i)	Israel	February 15, 2018	90%

(i)	Cronos Israel G.S. Cultivations Ltd., Cronos Israel G.S. Manufacturing Ltd., Cronos Israel G.S. Store Ltd., and Cronos Israel G.S. Pharmacy Ltd. are collectively referred to as "Cronos Israel".

(b)	Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the unaudited condensed interim consolidated financial statements have been presented and prepared on the basis of historical cost.

(c)	Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all of its subsidiaries, with the exception of Cronos Israel which has a functional currency of the Israeli Shekel.

The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity.

(d)	Estimates and critical judgments by management

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IAS 34 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(i)	Warrants and options

Warrants and options are initially valued at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term of the warrant or option and expected risk-free interest rate.

(ii)	Useful lives and impairment of long-lived assets

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii)	Impairment of cash-generating units and goodwill

The impairment test for cash generating units ("CGUs") to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate.

(iv)	Income taxes

Income taxes and tax exposures recognized in these unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future based on its budgeted forecasts. These forecasts are adjusted to take into account certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(v)	Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected harvest yield from the cannabis plants, the value associated with each stage of the plants' growth cycle, estimated selling price, processing costs to convert harvested cannabis into finished goods, selling costs, and the equivalency factor to convert dry cannabis into cannabis oil. The Company's estimates are, by their nature, subject to change. Refer to Note 6.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

3.	Adoption of new accounting pronouncements

(a)	Amendments to IFRS 2 Share-based payments

The amendments to IFRS 2 clarify how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The effective date of these amendments was January 1, 2018. The Company has adopted these amendments as of the effective date and has assessed no significant changes as a result of the adoption of these amendments.

(b)	IFRS 15 Revenue from contracts with customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 became effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has adopted this new standard as of its effective date using the full retrospective method of adoption, and has assessed no significant changes as a result of the adoption of this new standard.

Under IFRS 15, the revenue recognition model has changed from one based on the transfer of risks and rewards of ownership to the transfer of control. The Company’s contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation, a promise in a contract with a customer to transfer a good or service. As the transfer of risks and rewards generally coincides with the transfer of control at a point in time, upon shipment or delivery, depending on the contract, the timing and amount of revenue considering discounts, rebates, and variable consideration, recognized from this principal revenue stream has not changed as a result of the adoption of this new standard.

The following is the Company's revenue recognition policy in accordance with IFRS 15:

(i)	Revenue recognition

Revenue is recognized at the transaction price, which is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company's contracts with customers for the sales of dried cannabis and cannabis oil include one performance obligation. The Company has concluded that revenue from the sale of these products should be recognized at the point in time when control of the assets is transferred to the customer, which is on shipment or delivery, depending on the contract. For consumer sales, payment is due prior to transfer of control. For non-consumer sales, payment is due 60 days after transfer of control. For international sales, fixed consideration is due 30 days and variable consideration due maximum 120 days after transfer of control.

(c)	IFRS 9 Financial instruments

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only three categories: amortized cost, fair value through other comprehensive income, and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. The effective date of this standard was January 1, 2018. The Company has adopted this new standard as of its effective date on a retrospective basis with the exception of financial assets that were derecognized at the date of initial application, January 1, 2018. The 2017 comparatives were not restated. As a result of the new classification model and measurement requirements under IFRS 9, the Company has elected to classify the available-for-sale equity investments as fair value through other comprehensive income investments as they are not held for trading by the Company. Under this classification, there is no recycling of gains or losses from accumulated other comprehensive income to profit or loss. Due to the adoption of IFRS 9, during the nine months ended September 30, 2018, a net gain of approximately $294 on the disposal of investments classified as fair value through other comprehensive income was recorded in other comprehensive income rather than profit or loss during the period. The new classification and measurement of the Company's financial assets are as follows:

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(i)	Equity instruments at fair value through other comprehensive income ("FVOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. The Company classified its quoted and unquoted equity instruments as equity instruments at FVOCI. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9.

(ii)	Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

(iii)	Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVOCI. This category would also include debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in profit or loss.

The assessment of the Company's business models was made as of the date of initial application, January 1, 2018, and then applied retrospectively to those financial assets that were not derecognized before January 1, 2018.

	IAS 39	IFRS 9
Financial assets
Cash	Fair value through profit or loss	Fair value through profit or loss
Accounts receivable	Amortized cost	Amortized cost
Other receivables	Amortized cost	Amortized cost
Loan receivable	Amortized cost	Amortized cost
Advances to related corporations	Amortized cost	Amortized cost
Other investments	Available-for-sale	FVOCI
Financial liabilities
Accounts payable and other liabilities	Amortized cost	Amortized cost
Construction loan payable	Amortized cost	Amortized cost

(iv)	Impairment of financial assets

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss ("ECL") approach. IFRS 9 requires the Company to record an allowance for ECLs for all debt financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at a rate approximating the asset's original effective interest rate.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

4.	New and revised standards and interpretations issued but not yet effective

(a)	IFRS 16 Leases

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its unaudited condensed interim consolidated financial statements.

(b)	IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 will be effective for the Company’s fiscal year beginning on January 1, 2019. The Company will adopt this interpretation as of its effective date. The Company is currently assessing the impact of the adoption of this standard on its unaudited condensed interim consolidated financial statements.

5.	Accounting Changes

(a)	Change in estimate

The Company revised its estimate of the useful life of the Health Canada Licenses, described in Note 12. Previously, the Company estimated that the licenses had an indefinite life. During the three months ended March 31, 2018, the Company revised its estimate, and assessed that the licenses have an estimated useful life equal to the remaining useful life of the corresponding facilities.

The change in estimate was accounted for prospectively.

(b)	Change in accounting policy

During the three months ended June 30, 2018, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs attributable to the biological asset transformation. The previous accounting policy was to expense these costs as period costs. The new accounting policy is as follows:

(i)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest. Production costs related to the transformation of biological assets to the point of harvest are capitalized, which become the cost basis of the biological assets. While the Company's biological assets are within the scope of IAS 41 Agriculture, the Company applies a similar approach to IAS 2 Inventories in capitalizing direct and indirect costs of biological assets. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell at the end of the period. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of inventory after harvest. Gains or losses arising from changes in fair value less costs to sell, excluding capitalized production costs, are included under fair value adjustments within the statement of operations. Upon harvest, capitalized production costs are transferred to inventory and are included in cost of sales when the inventory is sold.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The new accounting policy provides more reliable and relevant information to users as the gross profit before fair value adjustments only considers the costs incurred on inventory sold during the year, and excludes costs incurred on the biological transformation until the related harvest is sold. The following demonstrates the change for each prior period presented. There is no impact of this policy change on gross profit, net income (loss), basic and diluted earnings per share, the statement of financial position, or the statement of changes in equity on the current or any prior period, upon retrospective application.

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Operations and Comprehensive Income (Loss)
Cost of sales
Cost of sales before fair value adjustments	$658	$1,688	$214	$464
Production costs	1,276	-	531	-
Total cost of sales	1,934	1,688	745	464
Gross profit before fair value adjustments	1,826	2,072	569	850
Fair value adjustments:
Unrealized change in fair value of biological assets	(2,809)	(1,533)	(3,009)	(2,478)
Realized fair value adjustments on inventory sold in the period	2,541	1,511	1,574	1,324
Total fair value adjustments	(268)	(22)	(1,435)	(1,154)
Gross profit	$2,094	$2,094	$2,004	$2,004

	Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Operations and Comprehensive Income (Loss)
Cost of sales
Cost of sales before fair value adjustments	$1,438	$4,509	$339	$877
Production costs	4,986	-	940	-
Total cost of sales	6,424	4,509	1,279	877
Gross profit before fair value adjustments	3,675	5,590	1,192	1,594
Fair value adjustments:
Unrealized change in fair value of biological assets	(16,094)	(11,108)	(6,119)	(5,179)
Realized fair value adjustments on inventory sold in the period	9,401	6,330	3,150	2,612
Total fair value adjustments	(6,693)	(4,778)	(2,969)	(2,567)
Gross profit	$10,368	$10,368	$4,161	$4,161

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

	Three Months Ended September 30, 2018		Three Months Ended September 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Cash Flows
Operating activities
Items not affecting cash:
Unrealized change in fair value of biological assets	$(2,809)	$(1,533)	$(3,009)	$(2,478)
Realized fair value adjustments on inventory sold in the period	2,541	1,511	1,574	1,324
Net changes in non-cash working capital:
Increase in biological assets	4,076	2,800	2,983	2,452
Increase in inventory	(5,280)	(4,250)	(3,658)	(3,408)
Net effect on cash flows used in operating activities	$(1,472)	$(1,472)	$(2,110)	$(2,110)

	Nine Months Ended September 30, 2018		Nine Months Ended September 30, 2017
	Original accounting policy	New accounting policy	Original accounting policy	New accounting policy
Statement of Cash Flows
Operating activities
Items not affecting cash:
Unrealized change in fair value of biological assets	$(16,094)	$(11,108)	$(6,119)	$(5,179)
Realized fair value adjustments on inventory sold in the period	9,401	6,330	3,150	2,612
Net changes in non-cash working capital:
Increase in biological assets	14,184	9,198	5,102	4,162
Increase in inventory	(16,058)	(12,987)	(6,040)	(5,502)
Net effect on cash flows used in operating activities	$(8,567)	$(8,567)	$(3,907)	$(3,907)

6.	Biological assets and inventory

The Company's biological assets consist of cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018 (Note 5)	2017 (Note 5)	2018 (Note 5)	2017 (Note 5)
Biological assets - beginning of period	$6,899	$2,785	$3,722	$1,795
Capitalization of production costs	1,276	531	4,986	940
Unrealized change in fair value of biological assets	1,533	2,478	11,108	5,179
Transferred to inventory upon harvest	(4,076)	(2,983)	(14,184)	(5,103)
Biological assets - end of period	$5,632	$2,811	$5,632	$2,811

As of September 30, 2018, it is expected that the Company's biological assets will ultimately yield approximately 3,319 kg of cannabis (December 31, 2017 - 1,695 kg). As at September 30, 2018, the Company has 24,961 plants (December 31, 2017 - 7,353 plants) that are biological assets.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The direct and indirect costs related to biological assets and inventory are allocated as follows:

Nature of cost	Allocation basis (i)
Consumables (insect control, fertilizers, soil)	100% allocated to production costs as these costs are incurred to support plant growth
Labour costs (including salaries and benefits)

Allocated based on job descriptions of various personnel of which 26% are allocated to processing costs, 42% are allocated to production costs, and 32% are allocated to operating expenses, on a weighted average basis

Supplies and small tools	Allocated based on job descriptions of various personnel of which 20% are allocated to processing costs and 80% are allocated to production costs
Utilities	Allocated based on estimates of usage of which 10% are allocated to processing costs and 90% are allocated to production costs
Property taxes, amortization, security	Allocated based on estimates of square footage of which 20% are allocated to processing costs, 50% are allocated to production costs, and 30% are allocated to operating expenses
Packaging costs	100% are allocated to processing costs

(i)

Processing costs are capitalized to inventory and then recognized in cost of sales when the inventory is sold. Production costs are capitalized to biological assets as a cost directly attributable to growing the plants. Refer to Note 5(b)(i).

Production costs related to the transformation of biological assets to the point of harvest are capitalized, which become the cost basis of the biological assets. These costs include direct costs such as nutrients, soil, and seeds, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell at the end of the period. Agricultural produce consisting of cannabis is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of inventory after harvest. Gains or losses arising from changes in fair value less costs to sell, excluding capitalized production costs, are included under fair value adjustments within the statement of operations. Upon harvest, capitalized production costs are transferred to inventory and are included in cost of sales when the inventory is sold.

The Company measures its biological assets at fair value less costs to sell. This valuation is based on the expected harvest yield (in grams) for plants currently being cultivated, adjusted for expected selling price less post-harvest costs attributable to bringing a harvested gram of cannabis to a saleable condition and ultimate sale (on a per gram basis). The Company accretes fair value of each cannabis plant on a straight line basis over the expected growing cycle. As at September 30, 2018, the plants were on average 5 weeks (December 31, 2017 - 7 weeks) into the growing cycle (31% complete, December 31, 2017 - 44%) and were ascribed approximately 31% (December 31, 2017 - 44%) of their expected fair value at harvest date.

The Company has made the following significant estimates in this valuation model:
•	Selling price - estimated selling price per gram of dry cannabis based on historical sales and anticipated prices
•	Harvest yield per plant - represents the expected grams of dry cannabis to be harvested from a cannabis plant, based on the weighted average historical yields by plant strain
•	Stage of growth - represents the weighted average plants' age (in weeks) out of the 16 week growing cycle as of the period end date
•

Processing costs - represents estimated post-harvest costs per gram to bring a gram of harvested cannabis to its saleable condition, including drying, curing, testing and packaging, and overhead allocation, estimated based on post-harvest costs incurred during the period divided by number of grams processed during the period

•

Selling costs - represents estimated shipping, order fulfillment, and labelling costs per gram, calculated by dividing selling costs incurred during the period by number of grams sold during the period

•	Equivalency factor - represents the estimated grams of dry cannabis required to produce one millilitre of cannabis oil, estimated based on historical results

The following table quantifies each of the significant unobservable inputs above and provides a sensitivity analysis of the impact on fair value of biological assets. Sensitivity analysis for each significant input is performed by assuming a 5% decrease of the input while other significant inputs remain constant at the management estimates as of the period end date.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

		5% Decrease as at September 30, 2018			5% Decrease as at December 31, 2017
	As at September 30, 2018	Biological assets	Inventory	As at December 31, 2017	Biological assets	Inventory
Selling price per gram	$7.00	$(357)	$(697)	$8.50	$227	$443
Harvest yield per plant	133 grams	(277)	-	182 grams	181	-
Stage of growth	5 weeks	(277)	-	7 weeks	181	-
Processing costs per gram	$1.13	56	17	$0.82	22	9
Selling costs per gram	$0.47	24	47	$0.97	227	443
Equivalency factor	0.25 grams	(9)	(61)	0.30 grams	(1)	(17)

These inputs are level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Inventory as at September 30, 2018 consisted of the following:

	As at September 30, 2018	As at December 31, 2017
Dry cannabis
Finished goods	$11,137	$6,145
Work-in-process	1,915	1,630
	13,052	7,775

Cannabis oils
Finished goods	589	332
Work-in-process	591	-
	1,180	332

Raw materials	171	183
Supplies and consumables	670	126
	$15,073	$8,416

As at September 30, 2018, the Company held 1,702 kg of dry cannabis and 294 L of cannabis oil as finished goods (December 31, 2017 - 815 kg and 137 L, respectively). In addition, the Company held 342 kg (December 31, 2017 - 243 kg) of harvested cannabis in the processing stage, and 314 L (December 31, 2017 - nil) of harvested cannabis in the oil extraction processing stage, classified as work-in-process as at September 30, 2018. Finally, 0.267 kg of seeds were held by the Company as raw materials (December 31, 2017 - 0.288 kg).

The amount of cost of sales before fair value adjustments during the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018 (Note 5)	2017 (Note 5)	2018 (Note 5)	2017 (Note 5)
Cost of sales	$3,199	$1,788	$10,839	$3,489
Realized fair value adjustments on inventory sold in the period (i)	(1,511)	(1,324)	(6,330)	(2,612)
Cost of sales before fair value adjustments (ii)	$1,688	$464	$4,509	$877

(i)	This figure is included in the statement of operations as a fair value adjustment.
(ii)	This figure is recorded in the statement of operations as cost of sales before fair value adjustments.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

7.	Loan receivable

	As at September 30, 2018	As at December 31, 2017
Loan receivable from Evergreen Medicinal Supply Inc. ("Evergreen") (i)	$265	$265
Add: Accrued interest	49	49
Loan receivable	$314	$314

(i)	The loan is due on demand. The loan accrued interest at 8% per year, up to March 31, 2017, calculated and payable annually in arrears.

8.	Advances to related corporations

	As at September 30, 2018	As at December 31, 2017
Cronos Australia PTY Ltd. (i)	$896	$-
Cronos Growing Company Inc. (ii)	11	-
MedMen Canada Inc. (ii)	1,767	-
	$2,674	$-

(i)

The loan bears interest at a rate of 12% per annum, calculated and compounded daily, in arrears, on the amounts advanced from the date of each advance. The loan is due on December 1, 2020. If the loan is overdue, the outstanding amount bears interest at an additional 2% per annum. Refer to Note 9(b)(iii).

(ii)	Advances are unsecured, non-interest bearing, and there are no terms of repayment. Refer to Note 9(b)(i) and (ii).

9.	Investments in equity accounted investees

(a)	Investment in associate

As at September 30, 2018, the investment represents an approximate 19.0% (December 31, 2017 - 20.3%) ownership in Whistler Medical Marijuana Corporation ("Whistler"), incorporated in British Columbia, Canada. Whistler is a holder of a license to sell medical cannabis with operations in British Columbia, Canada.

A reconciliation of the carrying amount of the investment in associate is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Balance - beginning of period	$3,851	$4,058	$3,807	$2,566
Purchase of additional shares	-	-	-	1,076
Company's share of income (loss)	20	(53)	64	363
Balance - end of period	$3,871	$4,005	$3,871	$4,005

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(b)	Investments in joint ventures

A reconciliation of the carrying amount of the investments is as follows:

	Ownership percentage	As at January 1, 2018	Capital contributions	As at September 30, 2018
MedMen Canada Inc. ("MedMen Canada") (i)	50%	$-	$101	$101
Cronos Growing Company Inc. ("Cronos GrowCo") (ii)	50%	-	100	100
Cronos Australia PTY Ltd. ("Cronos Australia") (iii)	50%	-	-	-
Total investment in joint ventures		$-	$201	$201

The Company did not hold interests in joint ventures as at September 30, 2017.

(i)

MedMen Canada was incorporated under the Canada Business Corporations Act ("CBCA") on March 13, 2018, with the objective of distribution, sale, and marketing of cannabis products in Canada. MedMen Canada holds the exclusive license to the MedMen brand in Canada for a minimum term of 20 years.

(ii)

Cronos GrowCo was incorporated under the CBCA on June 14, 2018, with the objective to build a cannabis production greenhouse, apply for cannabis licenses under the Cannabis Act, and grow, cultivate, extract, produce, sell, and distribute cannabis in accordance with such licenses.

(iii)

Cronos Australia was incorporated under the Corporations Act 2001 (Australia) on December 6, 2016 with a nominal capital contribution. Cronos Group has committed to provide 50% of the capital expenditure and operating expense funding requirements, approximately $7,200 and $3,800 respectively. The timing of these funding obligations has not been determined as of September 30, 2018.

10.	Other investments

Other investments consist of investments in common shares and warrants of several companies in the cannabis industry. These investments, with the exception of shares of Evergreen and warrants of ABcann Global Corporation (now known as "VIVO Cannabis Inc.") ("ABcann"), were traded in an active market as of the relevant period end date and, as a result, had a reliably measurable fair value as of such period end dates.

	As at September 30, 2018	As at December 31, 2017
Fair value through other comprehensive income investments
Canopy Growth Corporation ("Canopy") (i)	$694	$877
Evergreen (ii)	300	300
	$994	$1,177

Fair value through profit or loss investment
ABcann - share warrants (iii and v)	-	170
	$994	$1,347

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The gains (losses) recognized upon the increase (decrease) in the fair value of other investments were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Gain (loss) recognized in net income (loss)
Canopy (i)	$-	$-	$-	$36
ABcann - shares (iii)	-	1,051	-	2,089
ABcann - share warrants (iii and v)	-	(286)	221	(89)
The Hydropothecary Corporation ("Hydropothecary") (iv)	-	363	-	363
	$-	$1,128	$221	$2,399

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Gain (loss) recognized in other comprehensive income before taxes
Hydropothecary (iv)	$-	$(115)	$-	$199
Canopy (i)	269	81	504	46
ABcann - shares (iii)	-	32	(224)	447
	$269	$(2)	$280	$692

(i)	During the nine months ended September 30, 2018, the Company sold some of its shares of Canopy for proceeds of $687 (September 30, 2017 - $88).

(ii)

On March 16, 2017, Evergreen received a cultivation license under the Cannabis Act. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500, for a total additional investment of $600. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and Evergreen has filed a statement of defence. The Company intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

(iii)

During the nine months ended September 30, 2018, the Company exercised 182,927 share warrants for aggregate consideration of $113, for additional shares of ABcann. Prior to the exercise, the share warrants were revalued to fair value using the Black-Scholes option pricing model. Subsequently, the Company sold all of its shares of ABcann for proceeds of $280.

During the nine months ended September 30, 2017, ABcann completed a reverse takeover with Panda Capital Inc. As a result of this transaction, ABcann began trading on the TSX. The Company subscribed for additional shares of ABcann of $1,016 and sold certain shares of ABcann for proceeds of $4,523 during the nine months ended September 30, 2017.

(iv)

During the nine months ended September 30, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary (currently operating as HEXO Corp. and trading as TSX: HEXO), and began trading as Hydropothecary. As a result of this transaction, Hydropothecary executed a 6:1 stock split.

During the nine months ended September 30, 2017, the Company sold certain shares of Hydropothecary for proceeds of $543. The cumulative gain previously recognized as other comprehensive income on these shares was reclassified to income during the period. The remaining shares were revalued at September 30, 2017 based on the fair market value, with the gain recognized as other comprehensive income.

(v)

As at December 31, 2017, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 1.66%; volatility: 65%; share price: $1.53 per share; expected life: 0.76 years; and dividend yield: Nil%.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

11.	Property, plant and equipment

Cost	As at January 1, 2018	Additions	As at September 30, 2018
Land	$1,558	$19	$1,577
Building structures	11,518	7,346	18,864
Furniture and equipment	134	318	452
Computer equipment	148	150	298
Security equipment	886	87	973
Production equipment	2,481	386	2,867
Road	137	-	137
Leasehold improvements	1,497	87	1,584
Equipment under finance lease	-	217	217
Construction in progress	39,337	64,045	103,382
	$57,696	$72,655	$130,351

During the nine months ended September 30, 2018, there were non-cash additions from the capitalization of transaction costs and accrued interest on construction in progress and building structures amounting to $542 (September 30, 2017 - $Nil), refer to Note 15. As at September 30, 2018 the net carrying amount of property, plant, and equipment includes equipment held under finance lease with a net carrying amount of $178 (December 31, 2017 - $Nil).

Accumulated depreciation	As at January 1, 2018	Additions	As at September 30, 2018
Building structures	$433	$504	$937
Furniture and equipment	43	50	93
Computer equipment	75	44	119
Security equipment	196	139	335
Production equipment	431	322	753
Road	10	5	15
Leasehold improvements	336	129	465
Equipment under finance lease	-	39	39
	1,524	1,232	2,756
Net book value	$56,172		$127,595

During the nine months ended September 30, 2018, $134 (September 30, 2017 - $Nil) of depreciation expense was recorded as part of cost of sales. An additional $182 and $506 of depreciation expense remained capitalized in biological assets and inventory, respectively, as at September 30, 2018 (December 31, 2017 - $Nil).

Cost	As at January 1, 2017	Additions	As at September 30, 2017
Land	$1,558	$-	$1,558
Building structures	2,761	3,197	5,958
Furniture and equipment	63	65	128
Computer equipment	88	20	108
Security equipment	474	189	663
Production equipment	2,106	911	3,017
Road	137	-	137
Leasehold improvements	1,429	-	1,429
Construction in progress	6,034	12,719	18,753
	$14,650	$17,101	$31,751

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

Accumulated depreciation	As at January 1, 2017	Additions	As at September 30, 2017
Building structures	$120	$164	$284
Furniture and equipment	18	18	36
Computer equipment	36	26	62
Security equipment	60	86	146
Production equipment	103	274	377
Road	5	4	9
Leasehold improvements	186	112	298
	528	684	1,212
Net book value	$14,122		$30,539

12.	Intangible assets

Cost	As at January 1, 2018	Additions	As at September 30, 2018
Software	$-	$294	$294
Health Canada Licenses - OGBC	1,611	-	1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
Israeli Code - Cronos Israel G.S. Cultivations Ltd.	-	155	155
Israeli Code - Cronos Israel G.S. Manufacturing Ltd.	-	217	217
	$11,207	$666	$11,873

Accumulated amortization	As at January 1, 2018	Additions	As at September 30, 2018
Software	$-	$52	$52
Health Canada Licenses - OGBC	-	76	76
Health Canada Licenses - Peace Naturals	-	400	400
	-	528	528
Net book value	$11,207		$11,345

Cost	As at January 1, 2017	Additions	As at September 30, 2017
Health Canada Licenses - OGBC	$1,611	$-	$1,611
Health Canada Licenses - Peace Naturals	9,596	-	9,596
Net book value	$11,207	$-	$11,207

13.	Goodwill

	As at January 1, 2018	Additions	As at September 30, 2018
OGBC	$392	$-	$392
Peace Naturals	1,400	-	1,400
	$1,792	$-	$1,792

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

	As at January 1, 2017	Additions	As at September 30, 2017
OGBC	$392	$-	$392
Peace Naturals	1,400	-	1,400
	$1,792	$-	$1,792

14.	Subsidiaries with non-controlling interests

During the three months ended March 31, 2018, the Company announced a strategic joint venture in Israel, consisting of four legal entities, with the Israeli agricultural collective settlement Kibbutz Gan Shmuel ("Gan Shmuel"), for the production, manufacture and distribution of medical cannabis. During the three months ended March 31, 2018, Gan Shmuel provided the Company a promissory note for monies advanced from the Company up to the sum of 2,700 Israeli Shekels ("ILS") ($969).

During the three months ended September 30, 2018, the Company subscribed for its equity interest in all four of the Israeli entities comprising Cronos Israel, accounted for as asset acquisitions as the Israeli entities did not meet the definition of a business at the respective dates Cronos acquired control. The results of the Israeli entities have been consolidated in these unaudited condensed interim consolidated financial statements as at September 30, 2018, as this transaction provided Cronos with control over these entities. As a result of this consolidation, 3,600 ILS ($1,304) advanced to Cronos Israel during the six months ended June 30, 2018 was deemed as cash assumed on acquisition of Cronos Israel during the three months ended September 30, 2018.

As at September 30, 2018, financial information of material subsidiaries with non-controlling interests are as follows:

	Cronos Israel G.S. Cultivations Ltd.	Cronos Israel G.S. Manufacturing Ltd.
Current assets	$1,769	$12
Non-current assets	1,087	2,135

Non-current liabilities	2,520	-

Shareholders' equity	336	2,147
Attributable to:
Cronos Group	235	1,937
Non-controlling interests	101	210

The above information represents amounts before intercompany eliminations.

15.	Construction loan payable

	As at September 30, 2018	As at December 31, 2017
First advance	$6,304	$6,304
Less: transaction costs (net of amortization)	(641)	(1,122)
Add: accrued interest	61	185
	$5,724	$5,367

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

On August 23, 2017, Peace Naturals, as borrower, signed a construction loan agreement with Romspen Investment Corporation as lender, to borrow $40,000, to be funded by way of multiple advances. The aggregate advances are limited to $35,000 until the lender receives an appraisal valuing the property in British Columbia at an amount of not less than $8,000. The loan bears interest at a rate of 12% per annum, calculated and compounded monthly, in arrears, on the amounts advanced from the date of each advance. The term of the loan is two years, with the borrower's option to extend for another twelve months. The loan is guaranteed by Cronos Group, Hortican Inc. ("Hortican"), OGBC, the responsible-person-in-charge and the senior-person-in-charge of OGBC and Peace Naturals. The loan is secured as follows:

(a)

first-ranking charge on the lands owned by OGBC, Peace Naturals, and Hortican, (collectively, the "Property") with a net book value of approximately $1,577 as at September 30, 2018 (December 31, 2017 - $1,558);

(b)	first-ranking general assignment of all present and future leases of each Property;
(c)

general security agreements creating first-ranking security interests on all the personal property of Peace Naturals and the corporate guarantors including without limitation, goods, chattels, paper, documents, accounts, intangible assets, securities, monies, books and records;

(d)

specific assignment of each Property's right, title, and interest in the construction project which the loan is being used to fund, including licenses, permits, plans and specifications, development approvals and agreements;

(e)

acknowledgement of the status and terms of any contracts affecting or with respect to each Property including without limitation, any pertaining to ownership, insurance, shared facilities, passageway agreements, or similar matters, confirming the good status of such contracts, and the rights of the lender under such contracts;

(f)	the subordination of all other indebtedness of Peace Naturals;
(g)

an unconditional, joint and several covenant by the guarantors as principal debtor for the performance of obligations by Peace Naturals, it being understood that the lender is not obliged to proceed against Peace Naturals or exhaust any security before proceeding against the guarantors;

(h)	assignment, postponement, and subordination by the corporate guarantors in favour of the lender;
(i)	assignment of all insurance policies with respect to each Property and the construction project;
(j)	pledge of the shares of Peace Naturals, OGBC, and Hortican;
(k)	an environmental indemnity from Peace Naturals and the corporate guarantors; and
(l)	deficiency and completion guarantee from Peace Naturals and the corporate guarantors.

16.	Share capital

(a)	Common Shares

The Company is authorized to issue an unlimited number of no par value common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

During the nine months ended September 30, 2018, the Company issued 15,677,143 (September 30, 2017 - 14,376,112) common shares for aggregate gross proceeds of $146,032 (September 30, 2017 - $32,346) through two bought deal offerings.

As at September 30, 2018, the Company had nil (September 30, 2017 - 1,928,984) shares held in escrow. The release of these shares was subject to regulatory approval.

(b)	Shares to be issued

The Company received cash of $17 (September 30, 2017 - $76) for the exercise of options and warrants, for which common shares were not yet issued as of September 30, 2018. Refer to Note 17(a) and (b).

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

17.	Share-based payments

(a)	Warrants

The following is a summary of the changes in warrants for the period from January 1, 2017 to September 30, 2017:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2017			45,885,172	$3,983
Exercise of warrants
Q1	January 18, 2013	$0.08	(298,066)	-
	January 30, 2014	0.71	(375,565)	(164)
	October 8, 2015	0.31	(1,140,351)	(116)
Q2	January 18, 2013	0.08	(959,575)	-
	October 28, 2015	0.31	(543,859)	(103)
Q3	January 18, 2013	0.08	(1,199,130)	-
	October 28, 2015	0.31	(157,894)	(30)
	May 17, 2016	0.25	(2,300,000)	(202)
	May 27, 2016	0.25	(48,720)	(4)
Cancellation of warrants			(19,210)	-
Balance at September 30, 2017			38,842,802	$3,364

The following is a summary of the changes in warrants for the period from January 1, 2018 to September 30, 2018:

	Grant date	Exercise price	Number of warrants	Amount
Balance at January 1, 2018			38,654,654	$3,364
Exercise of warrants
Q1	January 18, 2013	$0.08	(2,898,784)	-
	October 8, 2015	0.31	(766,086)	(78)
	May 27, 2016	0.25	(3,307,609)	(608)
Q2	May 27, 2016	0.25	(4,391,856)	(810)
Q3	October 23, 2015	0.31	(236,602)	(41)
	May 27, 2016	0.25	(1,513,399)	(279)
Cancellation of warrants			(82,695)	-
Balance at September 30, 2018			25,457,623	$1,548

As at September 30, 2018, the Company had outstanding warrants as follows:

Grant date	Number of warrants	Exercise price	Expiry
October 8, 2015	3,335,594	$0.31	October 8, 2020
October 23, 2015	1,241,643	0.31	October 23, 2020
October 28, 2015	9,548	0.31	October 28, 2020
May 13, 2016	8,510,812	0.25	May 13, 2021
May 27, 2016	12,360,026	0.25	May 27, 2021
	25,457,623	$0.26

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(b)	Stock Options

(i)	Stock Option Plans

The Company had adopted an amended and restated stock option plan dated May 26, 2015 (the "2015 Stock Option Plan") which was approved by shareholders of the Company at the annual and general meeting of shareholders held on June 28, 2017. The 2015 Stock Option Plan allowed the Board to award options to purchase shares to certain directors, officers, key employees and service providers of the Company.

On June 28, 2018, the shareholders of the Company approved a new stock option plan (the "2018 Stock Option Plan") which superseded the 2015 Stock Option Plan. No further awards will be granted under the 2015 Stock Option Plan; however, shares may be purchased via option exercise by the holders of any outstanding stock options previously issued under the 2015 Stock Option Plan.

Participants under the 2018 Option Plan are eligible to be granted options to purchase shares at an exercise price established upon approval of the grant by the Board. When options are granted, the exercise price is, with respect to a particular date, the closing price as reported by the TSX on the immediately preceding trading day (the "Fair Market Value"). The 2018 Option Plan does not authorize grants of options with an exercise price below the Fair Market Value.

Vesting conditions for grants of options are determined by the Board. The typical vesting for employee grants is quarterly vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board, provided that the term of an option may not exceed seven years from the date of the grant.

The 2018 Option Plan also provides for the issuance of share appreciation rights ("SARs") in tandem with options. Each SAR entitles the holder to surrender to the Company, unexercised, the right to subscribe for shares pursuant to the related option and to receive from the Company a number of shares, rounded down to the next whole share, with a Fair Market Value on the date of exercise of each such SAR that is equal to the difference between such Fair Market Value and the exercise price under the related option, multiplied by the number of shares that cease to be available under the option as a result of the exercise of the SAR, subject to satisfaction of applicable withholding taxes and other source deductions. Each unexercised SAR terminates when the related option is exercised or the option terminates, including upon a change in control. Upon each exercise of a SAR in respect of a share covered by an option such option is cancelled and is of no further force or effect in respect of such share.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(ii)	Summary of changes

The following is a summary of the changes in options for the period from January 1, 2017 to September 30, 2017:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2017			6,177,594	$735
Issuance of options
Q1	April 12, 2017	$3.14	3,299,000	-
Q3	August 23, 2017	2.42	2,903,000	-
Exercise of options
Q1	January 30, 2014	0.71	(32,009)	(14)
	August 5, 2014	1.15	(32,000)	(23)
	September 19, 2014	1.15	(106,695)	(76)
	December 17, 2014	1.15	(65,000)	(28)
Q2	August 5, 2014	1.15	(128,043)	(91)
	October 6, 2016	1.23	(30,416)	(15)
Q3	August 5, 2016	0.50	(83,333)	(19)
	October 6, 2016	1.23	(1,250)	(1)
Cancellation of options		1.15	(53,347)	-
Vesting of issued options			-	1,170
Balance at September 30, 2017			11,847,501	$1,638

The following is a summary of the changes in options for the period from January 1, 2018 to September 30, 2018:

	Grant date	Exercise price	Number of options	Amount
Balance at January 1, 2018			11,603,750	$2,289
Issuance of options
Q1	January 30, 2018	$8.40	280,000	-
	January 31, 2018	9.00	150,000	-
Q2	May 18, 2018	7.57	1,195,000	-
	June 28, 2018	8.22	180,000	-
Q3	September 13, 2018	14.70	25,000	-
Exercise of options
Q1	October 6, 2016	1.23	(29,133)	(15)
	April 12, 2017	3.14	(6,791)	(11)
	August 23, 2017	2.42	(6,332)	(6)
Q2	August 5, 2016	0.50	(83,333)	(20)
	October 6, 2016	1.23	(91,333)	(46)
	November 16, 2016	1.50	(300,000)	(101)
	April 12, 2017	3.14	(958)	(1)
	August 23, 2017	2.42	(1,792)	(2)
Q3	October 6, 2016	1.23	(31,250)	(16)
	April 12, 2017	3.14	(11,538)	(18)
	August 23, 2017	2.42	(8,257)	(11)
	January 30, 2018	8.40	(1,666)	(7)
Cancellation of options			(12,792)	-
Vesting of issued options			-	2,947
Balance at September 30, 2018			12,848,575	$4,982

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

The weighted average share price at the dates the options were exercised during the nine months ended September 30, 2018 was $9.17 per share (September 30, 2017 - $2.45 per share).

As at September 30, 2018, the Company had outstanding and exercisable options as follows:

				Weighted average
Grant date	Vesting terms	Expiry date	Number of options	Exercise price	Remaining contractual life (years)
August 5, 2016	Evenly over 48 months	August 5, 2021	1,058,334	$0.50	2.85
October 6, 2016	Evenly over 48 months	October 6, 2021	3,423,555	1.23	3.02
November 21, 2016	Evenly over 48 months	November 21, 2021	182,000	1.84	3.15
April 12, 2017	Evenly over 48 months	April 12, 2022	3,275,483	3.14	3.53
August 23, 2017	Evenly over 48 months	August 23, 2022	2,880,869	2.42	3.90
November 9, 2017	Evenly over 48 months	November 9, 2022	200,000	3.32	4.11
January 30, 2018	Evenly over 48 months	January 30, 2023	278,334	8.40	4.34
January 31, 2018	Evenly over 48 months	January 31, 2023	150,000	9.00	4.34
May 18, 2018	Evenly over 48 months	May 18, 2023	1,195,000	7.57	4.63
June 28, 2018	Evenly over 60 months	June 28, 2023	180,000	8.22	4.75
September 13, 2018	Evenly over 48 months	September 13, 2025	25,000	14.70	6.96
Outstanding at September 30, 2018			12,848,575	$2.92	3.58
Exercisable at September 30, 2018			4,854,301	$2.17	3.36

These options shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or the specified expiry date, and can only be settled in equity.

As at September 30, 2018, the weighted average exercise price of options outstanding was $2.92 per option (December 31, 2017 - $2.05 per option). The weighted average exercise price of options exercisable was $2.17 per option (December 31, 2017 - $1.71 per option).

(iii) Fair Value of Options Issued During the Nine Months Ended

The fair value of the options issued during the period was determined using the Black-Scholes option pricing model, using the following inputs:

	Nine Months Ended September 30,
	2018	2017
Share price at grant date (per share)	$7.57 - $14.70	$1.16 - $3.27
Exercise price (per option)	$7.57 - $14.70	$2.42 - $3.14
Risk free interest rate	2.01% - 2.45%	0.96% - 1.43%
Expected life of options (in years)	5- 7	5
Expected annualized volatility	55%	55%
Expected dividend yield	0%	0%
Weighted average Black-Scholes value at grant date (per option)	$3.72 - $8.42	$1.39

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

18.	Revenue from contracts with customers

The following is the disaggregation of the Company's revenue from contracts with customers:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Canadian
Dry cannabis	$2,099	$998	$6,815	$1,870
Cannabis oils	1,029	-	1,920	-
Other	68	-	181	-
	3,196	998	8,916	1,870
International
Dry cannabis	$520	$316	$1,139	$601
Cannabis oils	44	-	44	-
	564	316	1,183	601
Total revenue from contracts with customers	$3,760	$1,314	$10,099	$2,471

During the nine months ended September 30, 2018 41% of the Company's total revenue from contracts with customers arose from 3 major customers (September 30, 2017 - 22% from 1 major customer).

19.	Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Numerator
Net income (loss) attributable to common shareholders	$(6,331)	$1,097	$(6,658)	$428
Net income (loss) used in the computation of basic and diluted income (loss) per share	$(6,331)	$1,097	$(6,719)	$428

Denominator
Weighted average number of common shares outstanding for computation of basic income (loss) per share	177,483,122	134,913,931	170,097,232	130,782,161
Dilutive effect of warrants	-	3,585,814	-	3,585,814
Dilutive effect of options	-	5,093,115	-	5,093,115
Weighted average number of common shares for computation of diluted income (loss) per share	177,483,122	143,592,860	170,097,232	139,461,090

For the three and nine months ended September 30, 2018, all instruments were anti-dilutive.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

20.	Related party transactions and balances

The following is a summary of the Company's related party transactions during the period:

(a)	Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Short-term employee benefits, including salaries and fees	$109	$99	$328	$311
Professional fees	151	56	267	127
Share-based payments	385	539	1,080	767
	$645	$694	$1,675	$1,205

As at September 30, 2018, there were no balances payable to members of key management (December 31, 2017 -$Nil).

21.	Commitments and contingencies

(a)	The following is a summary of the Company's minimum operating lease obligations for its premises due in future fiscal years:

Remainder of 2018	$38
2019	200
2020	455
2021	460
2022	466
2023	527
2024 and onwards	1,552
$3,698

In addition to the minimum lease payments, the Company is required to pay realty taxes and other occupancy costs.

(b)

On September 1, 2018, the Company entered into a research and development agreement with Ginkgo Bioworks Inc. ("Ginkgo") to develop consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer products. As part of this arrangement, Cronos Group has agreed to issue up to 14,700,000 common shares of the Company (aggregate value of approximately $100,000 USD) in tranches and $22,000 USD in cash subject to Ginkgo's achievement of certain milestones.

(c)	The following contingencies are related to Peace Naturals:

(i)

MedCann Access Acquisition Claim. 8437718 Canada Inc., 8437726 Canada Inc., Michael Blaine Dowdle, Rade Kovacevic, Kevin Furet and 9388036 Canada Inc. (collectively, the "Plaintiffs") commenced a claim against Peace Naturals and a number of other parties, for $15,000 in damages as a result of an alleged breach of obligations to them by terminating a share purchase transaction for the acquisition of the Plaintiffs’ company, MedCann Access. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim; accordingly, no provision for loss has been recognized. On February 21, 2018, the parties began the discovery phase of the proceedings.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(ii)

Warrants Claim. Jeffrey Gobuty, brother to Mark Gobuty, former CEO of Peace Naturals, brought a claim against Peace Naturals for $300 and for warrants valued at $125 that were purportedly issued by Mark Gobuty, the former CEO of Peace Naturals. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend this claim; accordingly, no provision for loss has been recognized.

(iii)

Former Employees' Unlawful Termination Claims. Peace Naturals, Cronos Group and certain directors were served with claims by a former employee for damages of $580 and 30,000 options of the Company, and the former CEO of Peace Naturals for approximately $12,682 and a 10% equity interest in Peace Naturals, in connection with alleged claims of wrongful termination. Both plaintiffs have amended their pleadings to discontinue the claims against the individual directors. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend these claims; accordingly, no provision for loss has been recognized.

(d)	The following contingencies are related to Cronos Group:

(i)

U.S. Federal Securities Violation Claims. Two purported shareholders of Cronos Group each filed a putative class action in the United States District Court for the Southern District of New York against the Company and its Chairman, alleging that the Company's continuous disclosure omitted material information with respect to matters raised in a document published on a short-seller's website, thus rendering the Company's disclosure false and misleading in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 thereunder. The complaints purport to seek, among other things, compensatory damages and a reasonable allowance for plaintiff attorneys' and experts' fees. To date, the Company has not been served with the complaints. However, the Company believes the complaints are entirely without merit and, if served, plans to vigorously defend these claims; accordingly no provision for loss has been recognized.

22.	Income taxes

The Company's combined Canadian federal and provincial statutory income tax rate is 26.5% for the three and nine months ended September 30, 2018 and September 30, 2017. The rate is expected to apply for the full year and is applied to the pre-tax income of the three and nine month periods.

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The changes in the net deferred tax liability are provided below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Balance - beginning of period	$268	$1,435	$1,416	$1,457
Recognized in income	2,352	(76)	1,197	(98)
Recognized in other comprehensive income	36	-	43	-
Balance - end of period	$2,656	$1,359	$2,656	$1,359

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

23.	Financial instruments

(i)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s accounts receivable, other receivables, advances to related corporations, and loan receivable. The maximum exposure to credit risk is the carrying value of these financial assets. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. As at September 30, 2018 and December 31, 2017, there were insignificant expected credit losses recognized on these financial assets.

As at September 30, 2018, the carrying amount of advances to related corporations was $2,674 (December 31, 2017 - $Nil), loan receivable was $314 (December 31, 2017 - $314), other receivables were $544 (December 31, 2017 - $Nil), and trade receivables was $3,278 (December 31, 2017 - $1,140). The Company is not significantly exposed to credit risk, as these receivables comprise 2.9% (December 31, 2017 - 1.4%) of the Company's total assets. As at September 30, 2018, 22% (December 31, 2017 - 89.3%) of the Company's trade receivables were due from 1 customer (December 31, 2017 - 2 customers).

The following represents an analysis of the age of trade receivables:

	As at September 30, 2018	As at December 31, 2017
Less than 30 days past billing date	$2,722	$1,020
31 to 60 days past billing date	257	85
61 to 90 days past billing date	20	35
Over 90 days past billing date	279	-
	$3,278	$1,140

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, and arises principally from the Company’s accounts payable and other liabilities, government remittances payable, and construction loan payable. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is primarily provided in the form of capital raised through the issuance of shares and warrants.

The following represents an analysis of the age of trade accounts payable:

	As at September 30, 2018	As at December 31, 2017
Less than 30 days past billing date	$536	$6,725
31 to 60 days past billing date	343	113
61 to 90 days past billing date	8	66
Over 90 days past billing date	160	172
	$1,047	$7,076

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

(iii)	Market risk

(1)	Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments, in that, unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, the revaluation of securities classified as fair value through other comprehensive income, could result in significant write-downs of the Company's investments, which would have an adverse impact on the Company's financial position.

If the fair value of these securities were to decrease by 5%, the Company would incur an associated decrease in comprehensive income of approximately $50. Refer to Note 10.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company has also set thresholds on purchases of investments over which the approval of the Board is required.

(2)	Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the cannabis industry. As such, the Company's financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate. The Company manages concentration risk by investing in the cannabis industry of various countries, refer to Note 2 (a) and Note 9.

(iv)	Currency rate risk

Currency rate risk is the risk that changes in the relative value of Canadian dollars to other currencies will reduce the value of financial assets. The Company is exposed to this risk as an advance to a related corporation was denominated in Australian dollars, refer to Note 8 (i). The Company is further exposed to this risk through subsidiaries operating in Israel, refer to Note 2 (c). The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavourable fluctuations in currency exchange rates.

It is management's opinion that the Company is not subject to significant interest rate risk.

Cronos Group Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2018 and September 30, 2017

(in thousands of CDN $, except where otherwise noted, and share, per share, weight, volume and plant amounts)

24.	Fair value hierarchy

Assets recorded at fair value on the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. In these unaudited condensed interim consolidated financial statements, cash and other investments (Canopy, Hydropothecary, and ABcann shares) are included in this category.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, ABcann share purchase warrants are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. In these unaudited condensed interim consolidated financial statements, other investments (Evergreen), and biological assets are included in this category.

The Company's policy for determining when transfers between levels of the fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer.

During the nine months ended September 30, 2017, Hydropothecary and ABcann became publicly traded. Due to these events, the investment in Hydropothecary and ABcann were transferred out of Level 3 as the inputs for the valuation of the investment were no longer unobservable. The investment in Hydropothecary and ABcann were transferred into Level 1 of the fair value hierarchy, as the valuations of the investments were based on quoted prices in an active market.

During the nine months ended September 30, 2018, there were no transfers between levels.

25.	Capital management

The Company's objectives when managing its capital are to maintain a sufficient capital base to: (i) meet its short-term obligations, (ii) sustain future operations and expansions, (iii) ensure its ability to continue as a going concern, and (iv) retain stakeholder confidence. The Company defines capital as its net assets, total assets less total liabilities. Currently, there are no quantitative criteria established as the Company is experiencing significant growth.

As at September 30, 2018, the Company managed net assets of $221,954 (December 31, 2017 - $86,368).

26.	Subsequent events

(a)

Subsequent to September 30, 2018, a total of 10,718 options were exercised in exchange for $17 in cash. These options had a weighted average exercise price of $1.63 per common share. Also, subsequent to September 30, 2018, 5,746 share appreciation rights were exercised, in lieu of the associated options, in exchange for 3,259 common shares.

(b)

On October 15, 2018, the Company announced a research agreement with the Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”). Research will be focused on the use of cannabinoids and their role in regulating skin health and skin disorders. The Company has committed to $1,784 USD of research funding over a period of three years. An additional $4,150 USD of cash payments will be paid to Technion upon reaching certain milestones.